China Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2013

3Q13 New Subscribers Up 65.0% YOY to 21,218

3Q13 Revenue Up 57.5% YOY to RMB149.3 Million

3Q13 Operating Income Up 112.9% YOY to RMB67.1 Million

Conference Call to be Held February 27, 2013 at 8:00 a.m. ET

HONG KONG, China, February 26, 2013 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the third quarter and first nine months of fiscal year 2013, which ended December 31, 2012.

Third Quarter of Fiscal 2013 Highlights

•	Revenues for the third quarter of fiscal 2013 increased by 57.5% to RMB149.3 million ($24.0 million) from RMB94.8 million in the prior year period.
•	New subscriber sign-ups increased 65.0% year-over-year to 21,218.
•	Accumulated subscriber base amounted to 295,923.
•	Gross profit increased by 65.6% to RMB121.1 million ($19.4 million) from RMB73.1 million in the prior year period.
•	Gross margin was 81.1%, an increase from 77.1% in the prior year period.
•	Operating income increased by 112.9% to RMB67.1 million ($10.8 million) from RMB31.5 million in the prior year period.
•	Interest expense amounted to RMB23.8 million ($3.8 million), compared to RMB0.7 million in the prior year period.
•	Income before income tax for the third quarter grew by a lesser extent of 29.7% because of higher interest expense and lack of exchange gain.
•	Net income attributable to the Company was RMB33.6 million ($5.4 million), a decrease of 14.8% compared to the same period last year also due to higher interest expense and lack of exchange gain and a one-time tax benefit recorded in the third quarter of fiscal 2012.
•	Operating cash inflow for the quarter amounted to RMB144.1 million ($23.1 million).

First Nine Months of Fiscal 2013 Highlights

•	Revenues for the first nine months of fiscal 2013 increased by 40.0% to RMB393.1 million ($63.1 million) from RMB280.7 million in the prior year period.
•	New subscriber sign-ups reached 56,169 and the accumulated subscriber base expanded to 295,923.
•	Gross profit increased by 44.2% to RMB313.4 million ($50.3 million) from RMB217.4 million in the prior year period.
•	Operating income increased by 58.6% to RMB158.6 million ($25.5 million) from RMB100.0 million in the prior year period.
•	Interest expense amounted to RMB48.0 million ($7.7 million), compared to RMB2.4 million in the prior year period.
•	Income before income tax was RMB124.6 million ($20.0 million), up 9.9%.
•	In the absence of the one-time tax benefit, net income attributable to the Company amounted to RMB89.4 million ($14.4 million), compared to RMB102.7 million in the prior year period.
•	Operating cash inflow for the first nine months of fiscal 2013 was RMB423.6 million ($68.0 million).

“The Company reached a major milestone in the third quarter of fiscal 2013 as we, for the first time, exceeded the 20,000 mark in quarterly new subscriber numbers, representing the highest increase in our new subscriber sign-ups in any single quarter, and generated record quarterly revenues,” stated Ms. Ting Zheng, Chief Executive Officer of CCBC. “Such achievements reflect our management team’s years of dedication to setting out clear strategies and marketing approaches to optimize our marketing campaign, payment methods, and client base. Our robust financial performance reflects the harvest of our continuous efforts to deepen penetration in our existing markets, which leads to ongoing expansion in our subscriber base, as well as increasingly high earnings and cash flows. By continuously revamping our marketing approach, we have been able to achieve our short-to-medium term objectives in today’s dynamics business environment.”

Summary – The Third Quarter and First Nine Months Ended December 31, 2011 and 2012

	Three Months Ended December 31,			Nine Months Ended December 31,
	2011	2012		2011	2012
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	94,821	149,320	23,967	280,712	393,112	63,099
Gross Profit	73,118	121,052	19,430	217,384	313,398	50,304
Operating Income	31,524	67,125	10,774	100,001	158,567	25,453
Net Income Attributable to the Company	39,470	33,631	5,399	102,741	89,419	14,354
Earnings per Ordinary Shares – Basic[1] and Diluted (RMB/US$)	0.54	0.42	0.07	1.39	1.17	0.19

Revenue Breakdown (%)
Processing Fees	72.9%	77.4%		74.0%	76.5%
Storage Fees	27.1%	22.6%		26.0%	23.5%

New Subscribers (persons)	12,861	21,218		39,588	56,169
Total Accumulated Subscribers (persons)	225,418	295,923		225,418	295,923

Summary – Selected Cash Flow Statement Items

	Three Months Ended		Nine Months Ended
	December 31, 2012		December 31, 2012
(in thousands)	RMB	US$	RMB	US$
Net cash provided by operating activities	144,147	23,137	423,553	67,985
Net cash used in investing activities	(267,996)	(43,016)	(356,420)	(57,209)
Net cash provided by financing activities	281,108	45,121	621,468	99,752

1 The terms of the convertible notes issued to KKR and Golden Meditech provide KKR and Golden Meditech with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration of such participating rights effect of RMB0.05 ($0.01) and RMB0.08 ($0.01) for the three months and nine months ended December 31, 2012, respectively.

Third Quarter Fiscal 2013 Financial Results

REVENUES. Revenues increased by 57.5% to RMB149.3 million ($24.0 million) in the third quarter of fiscal 2013 from RMB94.8 million in the prior year period, driven by the significant increase in new subscriber sign-ups during the quarter and ongoing expansion in the accumulated subscriber base which now totals nearly 300,000.

Revenues generated from storage fees increased to RMB33.8 million ($5.4 million), up 31.5% from RMB25.7 million in the prior year period. As a result of the large increase in new subscriber numbers, contributing revenue from storage fees proportionally declined to account for approximately 22.6% of total revenues, compared to 27.1% in the prior year period.

Revenues generated from processing fees were RMB115.5 million ($18.6 million), up 67.1% from RMB69.1 million in the prior year period, reflecting a record 21,218 new subscriber sign-ups this quarter, representing a 65.0% year-over-year increase and a 14.7% quarter-over-quarter increase. Revenues generated from processing fees accounted for 77.4% of total revenues, compared to 72.9% in the prior year period.

GROSS PROFIT. Gross profit for the third quarter of fiscal 2013 increased by 65.6% to RMB121.1 million ($19.4 million) from RMB73.1 million in the prior year period, benefiting from economies of scale and better cost control, which helped to offset rising direct costs. Gross margin expanded to 81.1%, compared to 77.1% in the prior year period.

OPERATING INCOME. Operating income for the third quarter increased 112.9% to RMB67.1 million ($10.8 million) compared to RMB31.5 million in the prior year period. Operating margin also rose to 45.0%, compared to 33.2% in the prior year period, as a result of increased revenue and higher efficiencies associated with economies of scale. Depreciation and amortization expenses for the third quarter were RMB8.4 million ($1.3 million), compared to RMB7.4 million in the prior year period.

Research and Development Expenses. Research and development expenses remained stable at RMB2.1 million ($0.3 million) compared to RMB2.0 million in the prior year period, as a reflection of the Company’s continuous efforts to enhance operations through technology advancement.

Sales and Marketing Expenses. Sales and marketing expenses increased by 46.7% to RMB24.8 million ($4.0 million) from RMB16.9 million in the prior year period. This was driven by the Company’s continuous investment in marketing across the Beijing, Guangdong and Zhejiang markets and efforts to educate more people about the benefits of cord blood banking services. During the period, sales and marketing expenses were managed to maintain a level of approximately 16.6% of revenues in the third quarter of fiscal 2013, down from 17.9% in the prior year period.

General and Administrative Expenses. General and administrative expenses were RMB27.0 million ($4.3 million), compared to RMB22.7 million in the prior year period, mainly due to an increase in staff-related costs and transaction costs related to the recent corporate restructuring. The increase in general administrative expenses is consistent with management expectations.

OTHER INCOME AND EXPENSES

Interest Expense. Interest expense increased to RMB23.8 million ($3.8 million) from RMB0.7 million in the prior year period. The increase was largely attributable to the convertible notes issued to KKR China Healthcare Investment Limited (“KKR”) and Golden Meditech Holdings Limited (“Golden Meditech”). In the third quarter of fiscal 2013, interest expense related to the convertible notes annual coupon interest payment amounted to RMB12.7 million ($2.0 million) and the amortization of other related costs amounted to RMB10.0 million ($1.6 million).

NET INCOME ATTRIBUTABLE TO THE COMPANY. Income before income tax for the third quarter grew by a lesser extent of 29.7% because of the higher interest expense and the lack of exchange gain recorded in the comparable prior third quarter. The Company recorded an exchange gain of RMB3.5 million during the third quarter of fiscal 2012 versus an exchange loss of RMB1.0 million ($0.2 million) during the third quarter of fiscal 2013, but the impact was partially offset by the dividend income of RMB2.3 million ($0.4 million) contributed by Cordlife Group Limited recorded in the current quarter. For the third quarter of fiscal 2012, the Company recorded a one-time tax benefit from the preferential tax treatment for our subsidiaries. There was no such tax benefit recorded for third quarter of fiscal 2013. As a result, net income attributable to the Company for the third quarter of fiscal 2013 amounted to RMB33.6 million ($5.4 million), decreased by 14.8% from RMB39.5 million in the prior year period. Net margin for the third quarter of fiscal 2013 was 22.5%.

EARNINGS PER SHARE. The terms of the convertible notes issued to KKR and Golden Meditech provide KKR and Golden Meditech with the ability to participate in any Excess Cash Dividend.2 Therefore, the calculation of basic and diluted EPS has taken into consideration of such participating rights effect of RMB0.05 ($0.01). Basic and diluted earnings per ordinary share for the third quarter of fiscal 2013 were RMB0.42 ($0.07).

LIQUIDITY. As of December 31, 2012, the Company had cash and cash equivalents of RMB1,480.8 million ($237.7 million) compared to RMB794.3 million as of March 31, 2012. The Company had total debt of RMB798.1 million ($128.1 million) as of December 31, 2012. Operating cash inflow for the quarter amounted to RMB144.1 million ($23.1 million).

First Nine Months Fiscal 2013 Financial Results

For the first nine months of fiscal year 2013, total revenues increased by 40.0% to RMB393.1 million ($63.1 million) from RMB280.7 million in the prior year period. The increase was largely attributable to the significant increase in new subscribers and the expansion of the Company’s accumulated subscriber base to 295,923 subscribers. Processing fees and storage fees grew by 44.7% and 26.7%, respectively. Gross profit increased by 44.2% to RMB313.4 million ($50.3 million) from RMB217.4 million in the prior year period. Operating income increased by 58.6% to RMB158.6 million ($25.5 million) from RMB100.0 million in the prior year period. Interest expense increased to RMB48.0 million ($7.7 million) from RMB2.4 million in the prior year period. The increase was largely attributable to the convertible notes issuance. Income before income tax grew 9.9% to RMB124.6 million ($20.0 million), from RMB113.4 million in the prior year period. In light of the absence of the one-time tax benefit recorded during the nine months ended December 31, 2012, net income attributable to the Company decreased to RMB89.4 million ($14.4 million). Basic and diluted earnings per share attributable to ordinary shares were RMB1.17 ($0.19). Net cash provided by operating activities in the first nine months of fiscal 2013 was RMB423.6 million ($68.0 million).

“The significant cash flow generated by the increase in new subscriber numbers will enable CCBC to move forward with our expansion plans through both organic growth in our existing markets and seeking new strategic acquisition opportunities,” Ms. Zheng further commented. “Our full equity ownership in our Guangdong subsidiary and increased equity interest in Shandong Cord Blood Blank are evidence of our progress towards increasing our market positioning throughout affluent and high-growth potential regions of China. These achievements not only reflect our commitment to expand our footprint in China, but also testify to management’s abilities of reaching our goals step-by-step.”

2 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

Ms. Zheng concluded, “We believe that there is much untapped market potential in all the markets we serve, and we are now in the process of expanding our Guangdong facility to meet further demand in this market. With the continuous efforts to widen market exposure through effective marketing tools in order to realize the huge potential within in our existing markets, we are encouraged by the consistently rising market demand from both the Beijing and Guangdong markets, as well as being excited to see positive response in the start-up phase of our Zhejiang operation. We are pleased with the achievements that we have made and excited by the vast opportunities ahead of us. We will strive to achieve our medium- to long-term corporate objectives by continuously refining our marketing strategies, quality standards, and operational strategy, and in turn, maximizing corporate value and return to our shareholders.”

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, February 27, 2013 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 90798569.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date of this press release, and the Company does not intend to update any of the forward-looking statements after the date of this press release to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending December 31, 2012 were made at the noon buying rate of RMB6.2301 to $1.00 on December 31, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516

U.S. Tel: (646) 405-5185

Email: Robert.Koepp@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and December 31, 2012

	March 31,	December 31,
	2012	2012
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	794,311	1,480,842	237,692
Accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB13,916; December 31, 2012: RMB14,547)	79,012	77,894	12,502
Inventories	6,666	7,371	1,183
Prepaid expenses and other receivables	11,561	13,272	2,130
Trading securities	354	-	-
Debt issuance costs	-	3,704	595
Deferred tax assets	5,268	5,868	942
Total current assets	897,172	1,588,951	255,044
Property, plant and equipment, net	267,862	382,216	61,350
Non-current prepayments	2,863	226,904	36,420
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB38,628; December 31, 2012: RMB39,384)	254,236	248,663	39,913
Inventories	34,651	38,783	6,225
Intangible assets, net	129,791	126,326	20,277
Available-for-sale equity securities	98,199	77,060	12,369
Other investment	134,363	134,363	21,567
Debt issuance costs	-	12,663	2,033
Deferred tax assets	5,013	5,082	816
Total assets	1,824,150	2,841,011	456,014

LIABILITIES
Current liabilities
Bank loan	45,000	50,000	8,026
Accounts payable	6,343	16,914	2,715
Accrued expenses and other payables	33,351	79,292	12,728
Deferred revenue	106,110	147,608	23,693
Amounts due to related party	360	720	116
Income tax payable	5,943	8,361	1,342
Total current liabilities	197,107	302,895	48,620
Convertible notes	-	748,075	120,074
Non-current deferred revenue	306,534	474,605	76,179
Other non-current liabilities	60,420	88,836	14,259
Deferred tax liabilities	24,462	23,191	3,722
Total liabilities	588,523	1,637,602	262,854

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and outstanding as of March 31, 2012 and 73,140,147 shares issued and 73,003,248 shares outstanding as of December 31, 2012	50	50	8
Additional paid-in capital	865,654	798,221	128,123
Treasury stock, at cost (March 31, 2012: nil; December 31, 2012: 136,899 shares)	-	(2,815)	(452)
Accumulated other comprehensive income	26,057	3,297	529
Retained earnings	310,973	400,392	64,268
Total shareholders’ equity	1,202,734	1,199,145	192,476
Non-controlling interests	32,893	4,264	684
Total equity	1,235,627	1,203,409	193,160
Total liabilities and equity	1,824,150	2,841,011	456,014

EXHIBIT 2

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months and Nine Months ended December 31, 2011 and 2012

	Three months ended December 31,			Nine months ended December 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	94,821	149,320	23,967	280,712	393,112	63,099
Direct costs	(21,703)	(28,268)	(4,537)	(63,328)	(79,714)	(12,795)
Gross profit	73,118	121,052	19,430	217,384	313,398	50,304
Operating expenses
Research and development	(1,953)	(2,087)	(335)	(5,662)	(6,210)	(997)
Sales and marketing	(16,930)	(24,831)	(3,986)	(45,111)	(67,568)	(10,845)
General and administrative	(22,711)	(27,009)	(4,335)	(66,610)	(81,053)	(13,009)
Total operating expenses	(41,594)	(53,927)	(8,656)	(117,383)	(154,831)	(24,851)
Operating income	31,524	67,125	10,774	100,001	158,567	25,453
Other income/(expense), net
Interest income	3,570	3,874	622	10,021	11,062	1,776
Interest expense	(741)	(23,762)	(3,814)	(2,391)	(48,027)	(7,709)
Exchange gain/(loss)	3,484	(1,010)	(162)	(1,376)	(959)	(154)
Dividend income	-	2,265	364	7,217	4,685	752
Others	(411)	45	7	(86)	(721)	(116)
Total other income/(expense), net	5,902	(18,588)	(2,983)	13,385	(33,960)	(5,451)
Income before income tax	37,426	48,537	7,791	113,386	124,607	20,002
Income tax credit/(expense)	4,273	(13,259)	(2,128)	(3,037)	(28,060)	(4,504)
Net income	41,699	35,278	5,663	110,349	96,547	15,498
Net income attributable to non-controlling interests	(2,229)	(1,647)	(264)	(7,608)	(7,128)	(1,144)
Net income attributable to the Company	39,470	33,631	5,399	102,741	89,419	14,354

Net income per share:
Attributable to ordinary shares
- Basic	0.54	0.42	0.07	1.39	1.17	0.19
- Diluted	0.54	0.42	0.07	1.39	1.17	0.19

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(360)	784	126	(1,049)	(1,640)	(263)
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax	40	(1,193)	(191)	(11,468)	(21,143)	(3,394)
Comprehensive income	41,379	34,869	5,598	97,832	73,764	11,841

Comprehensive income attributable to non-controlling interests	(2,250)	(1,646)	(264)	(7,855)	(7,105)	(1,140)
Comprehensive income attributable to the Company	39,129	33,223	5,334	89,977	66,659	10,701